UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cowen Group, Inc.

(Name of Issuer)

Class A common stock, par value $.01 per share

(Title of Class of Securities)

223622 101

(CUSIP Number)

Owen S. Littman

General Counsel, Cowen Group, Inc.

599 Lexington Avenue, 21st Floor

New York, NY 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

David K. Boston, Esq.

Laura L. Delanoy, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

June 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

(Continued on following pages)

CUSIP No. 223622 101		SCHEDULE 13D/A

1	Names of Reporting Persons Cowen Structured Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person CO

CUSIP No. 223622 101	SCHEDULE 13D/A

This Amendment No. 1 amends the Schedule 13D filed on February 25, 2011 (the “Schedule 13D”) by LaBranche & Co Inc. (n/k/a Cowen Structured Holdings LLC) (the “Reporting Person”).  Capitalized terms used herein not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.  The irrevocable proxy granted to the Reporting Person pursuant to the Parent Voting Agreement has been terminated in accordance with its terms.  Consequently, the Reporting Person is no longer the beneficial owner of any shares of Parent Common Stock.  Accordingly, this Amendment No. 1 is the Reporting Person’s final amendment to the Schedule 13D and is an exit filing.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On June 28, 2011, the parties to the Merger Agreement consummated the Merger Agreement (the “Merger”).  Pursuant to the terms of the Merger Agreement, each share of Company Common Stock that was issued and outstanding immediately prior to the effective time of the Merger (other than shares of Company Common Stock that were owned by, or held in the treasury of, the Reporting Person) was converted into the right to receive 0.9980 fully paid and nonassessable shares of Parent Common Stock.  Furthermore, pursuant to the terms of the Parent Voting Agreement, the proxy granted to the Reporting Person was terminated at the effective time of the Merger.  Consequently, the Reporting Person is no longer the beneficial owner of any shares of Parent Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b)         The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference.  As of June 28, 2011, following the consummation of the Merger, the Reporting Person owns no shares of Parent Common Stock.  Except as set forth on Schedule 1 to the Schedule 13D or as a result of the Merger, to the knowledge of the Reporting Person, no Schedule 1 Person beneficially owns shares of Parent Common Stock.

(c)                                                  Except as a result of the Merger, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has acquired or disposed of any shares of Parent Common Stock in the past 60 days.

(d)                                                 Not applicable.

(e)                                                  June 28, 2011

CUSIP No. 223622 101	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth on this statement is true, complete and correct.

Dated:  June 29, 2011

Cowen Structured Holdings LLC, as successor in interest to LaBranche & Co Inc.

By:	/s/ Owen Littman
Name:	Owen Littman
Title:	Authorized Person